UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018.

Commission File Number 001-38172

CHINA INTERNET NATIONWIDE FINANCIAL

SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. Announces Unaudited Financial Results For the Six Months Ended June 30, 2018

PRELIMINARY NOTE

This interim report, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act. All statements other than present and historical facts and conditions contained in this interim report, including statements regarding our future results of operations and financial position, business strategy, plans and our objectives for future operations, are forward-looking statements. When used in this interim report, the words “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “intend,” “is designed to,” “may,” “might,” “plan,” “potential,” “predict,” “objective,” “should,” or the negative of these and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those projected in any forward-looking statement. Factors that may cause actual results to differ from those in any forward-looking statement include, without limitation, those described under “Risk Factors” and “Forward Looking Statements” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 15, 2018 (the “Annual Report”). As a result of these factors, we cannot assure you that the forward-looking statements in this interim report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. As used in this interim report, the terms “we,” “us,” “our Company,” “our,” or “CIFS” refers to China Internet Nationwide Financial Services, Inc., its subsidiaries, and, in the context of describing our operations and consolidated financial information, our consolidated affiliated entities in China, including but not limited to Sheng Ying Xin (Beijing) Management Consulting Co., Ltd, Kashgar Sheng Yingxin Enterprise Consulting Co., Ltd., Beijing Anytrust Science & Technology Co., Ltd., Fu Hui (Shenzhen) Commercial Factoring Co., Ltd. and Yingda Xincheng (Beijing) Insurance Broker Co., Ltd.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Metrics for the period from January 1, 2018 to June 30, 2018.

We regularly monitor a number of metrics in order to measure our current and projected future performance. These metrics aid us in developing and refining our growth strategies and making strategic decisions.

	For the Six Months Ended June 30,
	2018		2017
	RMB	US$	RMB	US$
	(in Million)
Amount of financing advised:	6,315	991	5,247	764
Commercial Payment	2,570	403	3,120	454
International Corporate Financing	1,911	300	1,374	200
Intermediary Loan	1,834	288	753	110
Amount of factoring financing provided:	14	2	-	-

	For the Six Months Ended June 30,
	2018	2017
Number of clients advised(1)	39	15
Commercial Payment	22	9
International Corporate Financing	2	2
Intermediary Loan	15	4
Number of factoring clients served	2	-

(1)	The number of clients for a specified period represents the number of clients whose financing were funded during such period.

	For the Six Months Ended June 30,
	2018	2017
	(in US$ thousands)
Advisory fees billed to clients(1)	11,303	7,973
Factoring service fee billed to clients(2)	74	-
Technical service fee billed to clients(3)	42	-

(1)	Represent amounts net of VAT.

The amount of financing advised is calculated by summing up the actual financing amount under the financing advisory contracts. The revenue is calculated by multiplying the service fee ratio indicated on the contract and the financing amount advised.

(2) Represent amounts net of VAT

The amount of factoring service provided is calculated by summing up actual financing amount under the factoring contracts. The revenue is calculated by multiplying the factoring service fee ratio and the interest rate indicated on the contract and the financing amount provided.

(3) Represent amounts net of VAT

The amount of technical service fee represents the big data service fee charged to a financial institution and an auto maker.

Results for the Six Months ended June 30, 2018

The following tables set forth a summary of our consolidated results of operations for the periods indicated, both in absolute amounts and as percentages of variance. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Six Months Ended June 30,		Variance
	2018	2017	Amount	%
Revenue	$11,419,246	$7,973,214	$3,446,032	43%
Cost of revenue	378,876	182,514	196,362	108%
Gross profit	11,040,370	7,790,700	3,249,670	42%
General and administrative expense	5,464,631	611,860	4,852,771	793%
Selling and marketing expense	694,292	26,295	667,997	2,540%
Research and development expenses	1,573,074	-	1,573,074	-
Income from operations	3,308,373	7,152,545	(3,844,172)	(54)%
Interest income on bank deposit	13,533	4,618	8,915	193%
Other expenses	(28,827)	(26,399)	(2,428)	9%
Interest income from loans to third parties	3,284,745	1,455,692	1,829,053	126%
Income before income taxes	6,577,824	8,586,456	(2,008,632)	(23)%
Income tax (benefit) expenses	(272,316)	347,302	(619,618)	(178)%
Net income	$6,850,140	$8,239,154	$(1,389,014)	(17)%
Comprehensive income	$5,915,339	$8,968,142	$(3,052,803)	(34)%

Revenue

Revenue for six months ended June 30, 2018 increased 43% year-over-year to $11,419,246 from $7,973,214 in the same period in 2017.

Approximately 47.6% of our revenue or $5,430,625 was derived from providing intermediary bank loan advisory services to 15 customers, a 163% increase from $2,068,147 for the same period in 2017.

Approximately 41.3% of our revenue or $4,717,529 was generated by providing commercial payment advisory services to 22 customers, whom we assisted in obtaining acceptance bills from banks with a total financing amount of $403 million compared to $454 million for the same period last year.

Approximately 10.1% of our revenue or $1,154,980 was derived from providing international corporate financing advisory services for the six months ended June 30, 2018. International corporate financing advisory revenues increased 51.3% year-over-year from $763,539 in the same period in 2017.

Approximately 0.4% of our revenue or $41,655 was generated from the provision of technical services, which is essentially the provision of financial data service to a financial institution and an automaker enterprise by Beijing Anytrust Science Technology Co. Ltd. (“Anytrust”), a People’s Republic of China corporation which we acquired in November 2017.

We had previously announced the implementation of our supply chain financing services through our subsidiaries Fu Hui (Shenzhen) Commercial Factoring Co., Ltd and Fu Hui (Xiamen) Commercial Factoring Co., Ltd. We have generated a small portion of our revenue through our supply chain financing services during this period.

Overall, our revenue increased substantially for the period from January 1, 2018 to June 30, 2018 compared to the same period in 2017, mainly due to an increase in the financing amounts and also the number of clients advised. Our advisory fee rate remained unchanged year over year.

Cost of Revenue

Total cost of revenue, which comprises mainly revenue-generating staffing costs, was $378,876 for the six months ended June 30, 2018 compared to $182,514 for the six months ended June 30, 2017. The main reasons for the increase in cost of revenue are basic salary increments in January 2018 and an increase in performance-related salaries as a result of improved revenue.

Gross Profit and Gross Margin

Gross profit for the period from January 1, 2018 to June 30, 2018 increased 42% to $11,040,370 from $7,790,700 in the same period in 2017. The increase is in line with the revenue growth of 43% over the same periods.

Gross margin, or gross profit as a percentage of total revenues, was 97% for the period from January 1, 2018 to June 30, 2018, compared with 98% in the same period in 2017.

Operating Expenses

Total operating expenses for the six months ended June 30, 2018 increased 1,112% year-over-year to $7,731,997 from $638,155 in the same period in 2017.

General and administrative expenses consist primarily of staff salaries, rental expenses and consulting service expenses. General and administrative expenses were $5,464,631, or 47.9% of total revenue for the six months ended June 30, 2018, as compared to $ 611,860 or 7.7% of total revenue in the same period in 2017, an increase of $4,852,771. The increase in general and administrative expenses is mainly due to the increases in staffing costs of $1.15 million, approximately $0.43 million of the increase is due to salary increases and $0.72 million is due to the new talent we recruited in order to meet our business expansion and increased corporate governance standards after our IPO. We rented several new offices since July 2017 to accommodate our growing business and house our new staff, which led to an increase of $1.14 million. Also, there was a one-time consulting service fee of $1.70 million in connection with the engagement of legal and accounting professionals to assist with the internal investigation as a result of the Muddy Water’s report in December 2017.

Selling and marketing expenses for the six months ended June 30, 2018 increased 2,540% year-over-year to $694,292 from $26,295 in the comparable period in 2017, an increase of $667,997. The year-over-year increase primarily resulted from an increase in marketing and advertising efforts in order to enhance our brand image.

Research and development expenses mainly consist of staffing costs and related expenses accrued in the process of research and development of finance technology infrastructure and products. Research and development expenses were $1,573,074 for the six months ended June 30, 2018, compare with $0 in the same period in 2017, an increase of $1,573,074. We currently have approximately 100 staff in our Fintech division as a result of our acquisition of Anytrust and the launch of Fintech products and services. These investments are in line with our strategy of transforming the Company from a traditional financial service provider to a FinTech company. We expect to continue to make substantial investments in new technologies and talented IT professionals to support the development of our FinTech products and services. Our research and development efforts are primarily concentrated in industry-specific applications and product upgrades using big data and artificial intelligence.

Income from Operations and Operating Margin

Income from operations in the six months ended June 30, 2018 was $3,308,373, compared with $7,152,545 in the same period in 2017.

Operating margin, or income from operations as a percentage of total revenue, was 29.0% and 89.7% for the six months ended June 30, 2018 and 2017 respectively. This decrease was mainly due to the increase in staffing costs mainly as a result of higher head count (183 staffs at June 30, 2018 as compared to 32 at June 30, 2017), higher rental expenses (6 offices / locations at June 30, 2018 as compared to two locations at June 30, 2017), and strategic investments in the research and development of FinTech.

Interest income

Interest income was $3,298,278 for the six months ended June 30, 2018, compared with $1,460,310 for the same period a year ago. Interest income was primarily from loans to third parties.

Income tax (benefit) expense

Income tax benefit was $272,316 for the six months ended June 30, 2018, compared with the income tax expense of $347,302 for the same period of the previous year. The income tax benefit was mainly generated from the net operating loss of one of our subsidiaries, Anytrust, which had a net loss of $1,336,958 in the first half of 2018. In addition, most of our revenue in the first half of 2018 was generated by our Kashgar subsidiary, which is entitled to a five-year tax exemption starting from December 2016.

Foreign Currency Translation Gain/(Loss)

Foreign currency translation loss was $934,801 in the six months ended June 30, 2018, compared with a gain of $728,988 in the same period of the previous year, as a result of the fluctuations in the exchange rates of the Renminbi against the US dollar.

Net Income

Net income for the six months ended June 30, 2018 was $6,850,140, as compared to $8,239,154 for the six months ended June 30, 2017. This decrease was principally due to the increase of staffing costs, rental expenses and also strategic investment in research and development of finance technology.

Liquidity and Capital Resources

As of June 30, 2018 and December 31, 2017, we had $16,300,063 and $27,165,262 in cash, respectively.

Net cash used by operations for the six months ended June 30, 2018 was $5,952,280 and net cash provided by operations for the six months ended June 30, 2017 was $11,602,701 for the six months ended June 30, 2017.

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary and VIE only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIE in China are required to make annual appropriations of 10% of after-tax profit to a general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also non-distributable for dividend purposes. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. The Company is expected to focus the operation mainly in PRC and is not expected to have significant operations outside the PRC in the foreseeable future, and is not expected to have significant transfer of cash to and/or from the PRC subsidiary and VIE.

According to applicable PRC laws and regulations, a number of conditions must be met before any dividends of a wholly foreign owned enterprise, such as our PRC subsidiary, may be distributed. In accordance with the Implementation Rules of Wholly Foreign-Owned Enterprise Law of the PRC promulgated by the State Council, prior to the payment of any dividend, our PRC subsidiary is required to (i) reserve funds from its profit of current accounting year to make up its losses for the previous accounting years, (ii) pay the income taxes pursuant to applicable tax laws of the PRC and (iii) reserve accumulated funds to improve our PRC subsidiary’s ability to withstand operation risks. Therefore, the PRC regulations could conceivably limit the amount of dividends that can be paid by our PRC subsidiary although our PRC subsidiary has historically not paid any dividends. We believe that such limitation will exist in the future.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Other Significant Events

During the first two quarters of 2018, we were fully committed to FinTech and made significant progress in the following areas:

1. Big data and artificial intelligence: Anytrust, our subsidiary, developed and launched the beta version of the Anyinfo big data platform on January 26 2018. Anyinfo is a big data platform covering a broad range of public data. By cleaning, integrating, analyzing, digging massive data and artificial intelligence technology, this platform enables users to view and download integrated/standardized enterprises’ profiles (including financial and operational data). Users can also sign up for intelligent notifications and produce customized intelligent reports. Since the beginning of the year, we have invested in technology and research and development activities. In July 2018, we signed an agreement with Tsinghua University to establish an Industry Trusted Blockchain Application Technology Joint Research Center, which aims to explore industry-specific products or services for enterprises and individuals.

2. Intelligent Research Platform: We initiated the development of Intelligent Research Platform (“IRP”) and released the platform in April 2018. The platform is targeted at financial institutions that integrate investment research, big data technology, cloud computing, artificial intelligence, neural network, machine learning, natural language processing technology. On July 11, 2018 we set up a wholly-owned subsidiary, Intruth (Beijing) Information & Consulting Co. Ltd, to engage in the research and development of IRP. The IRP encompasses five product lines including macroeconomics, asset allocation, fixed income, equity investment, fund investment. As of the quarter ended June 30, 2018, three product lines including macroeconomics, asset allocation and fixed income have been officially released and are currently used by several main-stream banks and mutual funds on a free-trial basis.

3. Quantum Compass Commercial Intelligent System, Hurley Sea. We released Hurley Sea in June 2018, which is a business intelligence system for our supply chain financing business. The system builds up a data warehouse by collecting, integrating, categorizing, analyzing business data of all parties involved in the supply chain financing, including debtor, creditor, guarantor, to optimize financing plan, minimize information asymmetry and lower overall risk

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In US$)

	As of June 30,	As of December 31,
	2018	2017
ASSETS
Current assets
Cash and cash equivalents	$16,300,063	$27,165,262
Accounts receivable (including $0 and $0 of receivable from related parties as of June 30, 2018 and December 31, 2017, respectively)	10,609,417	6,290,000
Receivable under Factoring	2,189,946	-
Interest receivable on loan to third parties	1,353,264	446,199
Other receivables	58,351	85,829
Loan to third parties	43,761,056	41,690,640
Prepayments and advance to suppliers	1,373,260	306,473
Other current asset	153,647	-
Total Current Assets	75,799,004	75,984,403

Non-current assets
Equipment, net	439,710	222,142
Intangible assets, net	1,339,116	1,428,566
Long-term office rental deposit	1,360,243	678,419
Long-term prepayment	12,357	3,807
Goodwill	742,976	752,345
Deferred Tax Assets	183,423	133,729
Total Assets	$79,876,829	$79,203,411

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accrued payroll	$1,107,339	$1,265,308
Accounts payable	19,441	71,136
Advance from customers	270,855	22,733
Other payables and accruals	252,759	671,194
Due to shareholder	163,614	163,659
Taxes payable	1,031,707	5,680,094
Total Current Liabilities	2,845,715	7,874,124

Deferred tax liabilities	-	213,511
Total Liabilities	2,845,715	8,087,635

Shareholders’ equity
Common Stock ($0.001 par value, unlimited authorized shares, and 22,114,188 shares issued and outstanding)	22,114	22,114
Additional paid in capital	28,441,045	28,441,045
Statutory reserve	1,828,601	1,828,601
Retained earnings	48,406,265	41,556,125
Accumulated other comprehensive loss	(1,666,911)	(732,109)
Total Shareholders’ Equity	77,031,114	71,115,776
Total Liabilities and Shareholders’ Equity	$79,876,829	$79,203,411

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC. AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In US$)

	Six Months Ended June 30, 2018	Six Months Ended June 30, 2017
Revenue
International corporate financing advisory	$1,154,980	$763,539
Intermediary bank advisory services	5,430,625	2,068,147
Commercial Payment Advisory Services	4,717,529	5,141,528
Factoring service	74,457	-
Technical service	41,655	-
Total revenue	11,419,246	7,973,214

Cost of revenues	378,876	182,514
Gross profit	11,040,370	7,790,700

Operating expenses
Selling and marketing expenses	694,292	26,295
General and administrative expenses	5,464,631	611,860
Research and development expenses	1,573,074	-
Total Operating expenses	7,731,997	638,155
Income from operations	3,308,373	7,152,545

Other income (expenses)
Interest income on bank deposit	13,533	4,618
Other expenses, net	(28,827)	(26,399)
Interest income from loans to third parties	3,284,745	1,455,692
Total other income, net	3,269,451	1,433,911

Income before income tax expenses	6,577,824	8,586,456
Income tax (benefit)/expenses	(272,316)	347,302
Net Income	$6,850,140	$8,239,154
Other comprehensive loss
Foreign currency translation (loss)/gain	(934,801)	728,988
Comprehensive Income	$5,915,339	$8,968,142
Weighted average number of shares, basic and diluted	22,114,188	20,000,000
Basic and diluted earnings per share	$0.31	$0.41

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 17, 2018	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer